Filed Pursuant to Rule 433

Registration No. 333-158663

Market-Linked Step Up Notes

to be issued by Bank of America Corporation

Market-Linked Step Up Notes (Notes) are senior unsecured debt securities to be issued by Bank of America Corporation (BAC). The Notes offer investors the opportunity to receive a positive return at maturity if the value of the underlying asset at maturity is unchanged or has increased—such return will be either: (i) a fixed return if the value of the underlying asset is less than or equal to a specified level at maturity (Step Up Value), or (ii) the return of the underlying asset if the underlying asset is greater than the Step Up Value. If the value of the underlying asset has decreased, investors will participate in the decrease of the underlying asset on a 1-for-1 basis and will experience a loss.

This fact sheet is intended to provide an overview of the Notes and does not provide the terms of any specific series of the Notes. Prior to any decision to invest in a specific series of the Notes, investors should carefully review the related disclosure document, which contains a detailed explanation of the terms of that offering, as well as the risks, tax treatment, and other relevant information about such series. Additionally, investors should consult their accounting, legal, and tax advisors before investing in the Notes.

COMMON FEATURES

■	Linked to the performance of a wide range of underlying assets

■	A fixed return at maturity if the value of the underlying asset at maturity is unchanged or has increased but has not increased above the Step Up Value

■	The return of the underlying asset at maturity if the underlying asset has increased above the Step Up Value

■	If the value of the underlying asset has decreased at maturity, investors will participate in such decreases

■	May include a buffer of between 5% and 20% that limits losses if the value of the underlying asset decreases

■	Terms of approximately 18 months to 3 years

■	No principal protection

■	No periodic interest payments

■	Usually issued at an original offering price of $10 per unit

■	May be listed on a U.S. exchange

ADVANTAGES

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Opportunity for enhanced return: The Notes may offer an enhanced return on the investment amount by offering investors the opportunity to earn a fixed return at maturity if the value of the underlying asset is unchanged or increases moderately, but does not increase above the Step Up Value.

■	Complement to a long-term strategy: The Notes can be integrated into an investor’s overall investment strategy, and can be used to implement a variety of market views.

■

Choose from a variety of strategies: The Notes provide investors with exposure to a range of individual underlying assets or baskets of underlying assets, such as market indices, stocks, commodities, and across asset classes.

■	Diversification: Because the Notes can be linked to a variety of underlying assets, they provide investors with the opportunity to diversify their investment portfolios.

RATIONALE

Investors with a bullish view on the underlying assets over the term of the Notes, who want to optimize their market exposure given their particular market view, and are willing to forgo interest payments over the term of the Notes, may want to consider the Notes. Investors must be able to tolerate downside risk.

HYPOTHETICAL PAYOUT PROFILE

The graph above is for illustration purposes only. Notes that include a buffer, or Threshold Value, will have a different payout profile than depicted above. Hypothetical information is not a projection of future returns.

RISK FACTORS

Factors to consider before investing in the Notes include:

■	The investment may result in a loss.

■	The return may be lower than that of other debt securities of a comparable maturity of BAC.

■	Payments on the Notes are subject to the credit risk of BAC.

■	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

■	Purchases or sales of the underlying assets, components of or securities based on the underlying asset, by BAC and its affiliates may affect the return.
■

A trading market for the Notes is not expected to develop and, if trading does develop, the market price investors may receive or be quoted for the Notes on a date prior to the maturity date will be affected by this and other important factors, including the costs of developing, hedging, and distributing the Notes. The price paid for the Notes in secondary market transactions may be higher or lower than the original purchase price.

■	Potential conflicts of interest between BAC and investors in the Notes could arise.

■	Tax consequences of an investment in the Notes are uncertain.

The Notes are unsecured debt securities and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The Notes will rank equally with BAC’s other senior unsecured debt and any payment due on the Notes, including any repayment of principal, will be subject to the credit risk of BAC.

The Notes are one type of Structured Investment offered by BAC. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these assets. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation, and/or enhanced participation.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS

FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.

SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.

DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal, and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES
	CATEGORY:	KEY FEATURE:
Principal Protection

Offer full or partial principal protection against decreases in the value of the underlying asset at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income

May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation

Can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

HOW CAN YOU GET STARTED? Contact your Financial Advisor to learn if Market-Linked Step Up Notes may be right for you.	Enhanced Participation

May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

IMPORTANT NOTICE: Bank of America Corporation (BAC) has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the potential offerings to which this communication relates. Before investing, you should carefully read the product supplement, the prospectus supplement and the prospectus in that registration statement and the other documents that BAC has filed with the SEC relating to any offering described in this communication for more complete information about BAC and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, BAC, any agent or any dealer participating in the offerings will arrange to send you the product supplement, the prospectus supplement, the prospectus, and other documents relating to any of these offerings if you so request by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.

Investment products provided by Merrill Lynch, Fenner & Smith Incorporated:

©2009 Merrill Lynch, Pierce, Fenner & Smith Incorporated. Member Securities Investor Protection Corporation (SIPC). Printed in the U.S.A.	408001PM-0909

Investment products provided by Merrill Lynch, Pierce, Fenner & Smith Incorporated:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value